SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 5) *

TAL Education Group

(Name of Issuer)

Class A Common Shares, US$0.001 par value per share

(Title of Class of Securities)

G8663P 108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Perfect Wisdom International Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
5,875,000(1) Class A common shares (represented by the same number of Class B common shares). Yachao Liu may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0

7	Sole Dispositive Power
5,875,000(1) Class A common shares (represented by the same number of Class B common shares). Yachao Liu may also be deemed to have sole dispositive power with respect to the above shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,875,000(1) Class A common shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
4.7% of the Class A common shares(1)(2) (or 3.1% of the total common shares assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.)

12	Type of Reporting Person CO

(1) Represents 5,875,000 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, that are convertible into 5,875,000 Class A common shares. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(2) Based on 119,846,557 Class A common shares outstanding as of December 31, 2018 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

1	Name of Reporting Person COMPLETE HONOUR GLOBAL LIMITED

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
2,937,500(3) Class A common shares (represented by the same number of Class B common shares). Yachao Liu may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0

7	Sole Dispositive Power
2,937,500(3) Class A common shares (represented by the same number of Class B common shares). Yachao Liu may also be deemed to have sole dispositive power with respect to the above shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,937,500(4) Class A common shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
2.4% of the Class A common shares(3)(4) (or 1.5% of the total common shares assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.)

12	Type of Reporting Person CO

(3) Represents 2,937,500 Class B common shares held by COMPLETE HONOUR GLOBAL LIMITED, a British Virgin Islands company, that are convertible into 2,937,500 Class A common shares. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(4) Based on 119,846,557 Class A common shares outstanding as of December 31, 2018 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

1	Name of Reporting Person Yachao Liu

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
8,950,606(5) Class A common shares (represented by 8,812,500 Class B common shares and 138,106 Class A common shares in the form of American depositary shares). Perfect Wisdom International Limited and COMPLETE HONOUR GLOBAL LIMITED may also be deemed to have sole voting power with respect to 5,875,000 Class B ordinary shares and 2,937,500 Class B common shares, respectively, which are convertible into an aggregate number of 8,812,500 Class A common shares.

	6	Shared Voting Power 0

7	Sole Dispositive Power
8,950,606(5) Class A common shares (represented by 8,812,500 Class B common shares and 138,106 Class A common shares in the form of American depositary shares). Perfect Wisdom International Limited and COMPLETE HONOUR GLOBAL LIMITED may also be deemed to have sole dispositive power with respect to 5,875,000 Class B ordinary shares and 2,937,500 Class B common shares, respectively, which are convertible into an aggregate number of 8,812,500 Class A common shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,950,606(5) Class A common shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
7.0%(5)(6) (or 4.7% of the total common shares assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.)

12	Type of Reporting Person IN

(5)	Represents (i) 5,875,000 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, that are convertible into 5,875,000 Class A common shares, (ii) 2,937,500 Class B common shares held by COMPLETE HONOUR GLOBAL LIMITED, and (iii) 138,106 Class A common shares in the form of American depositary shares Yachao Liu held as of December 31, 2018. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. COMPLETE HONOUR GLOBAL LIMITED is ultimately held by Oriental Ridge Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd. as the trustee. Under the terms of this trust, Yachao Liu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting rights attached to, the shares held by COMPLETE HONOUR GLOBAL LIMITED. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(6)	Based on 119,846,557 Class A common shares outstanding as of December 31, 2018 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

Item 1(a).	Name of Issuer: TAL Education Group
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12/F, Danling SOHO No. 6 Danling Street, Haidian District Beijing 100080 People’s Republic of China

Item 2(a).	Name of Person Filing: Perfect Wisdom International Limited COMPLETE HONOUR GLOBAL LIMITED Yachao Liu
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Perfect Wisdom International Limited

c/o Yachao Liu

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

COMPLETE HONOUR GLOBAL LIMITED

c/o Yachao Liu

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

Yachao Liu

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

Item 2(c)	Citizenship: Perfect Wisdom International Limited — British Virgin Islands COMPLETE HONOUR GLOBAL LIMITED — British Virgin Islands Yachao Liu — The People’s Republic of China
Item 2(d).	Title of Class of Securities: Class A common shares
Item 2(e).	CUSIP Number: G8663P 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:
The following information with respect to the ownership of the common shares of the issuer by each of the reporting persons is provided as of December 31, 2018. The tables below are prepared based on 119,846,557 shares of Class A common shares and 70,556,000 shares of Class B common shares outstanding as of December 31, 2018.

For Perfect Wisdom International Limited

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	5,875,000	(1)	5,875,000		5,875,000	(1)	—
(b) Percent of class:	4.7	%(1)(2)	8.3	%(3)	3.1	%(4)	7.1	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	5,875,000	(1)	5,875,000	(1)	5,875,000	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	5,875,000	(1)	5,875,000	(1)	5,875,000	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Represents 5,875,000 Class B common shares held by the reporting person that are convertible into 5,875,000 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person, and (ii) calculating the percentages of the Class A common shares owned by such person.

(2)	To derive this percentage, (x) the numerator is 5,875,000, being 5,875,000 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 119,846,557, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2018, and (ii) 5,875,000, being the number of Class A common shares that the reporting person has the rights to acquire upon conversion of the same number of Class B common shares held by the reporting person.

(3)	To derive this percentage, (x) the numerator is 5,875,000, being the number of Class B common shares held by the reporting person, and (y) the denominator is 70,556,000, being the number of the Company’s total Class B common shares outstanding as of December 31, 2018.

(4)	To derive this percentage, (x) the numerator is 5,875,000, being 5,875,000 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 119,846,557, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2018, and (ii) 70,556,000, being the number of the Company’s total Class B common shares outstanding as of December 31, 2018 that are convertible into the same number of Class A common shares.

(5)	Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

For COMPLETE HONOUR GLOBAL LIMITED

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	2,937,500	(1)	2,937,500		2,937,500	(1)	—
(b) Percent of class:	2.4	%(1)(2)	4.2	%(3)	1.5	%(4)	3.6	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	2,937,500	(1)	2,937,500	(1)	2,937,500	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	2,937,500	(1)	2,937,500	(1)	2,937,500	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Represents 2,937,500 Class B common shares held by the reporting person that are convertible into 2,937,500 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person, and (ii) calculating the percentages of the Class A common shares owned by such person.

(2)	To derive this percentage, (x) the numerator is 2,937,500, being 2,937,500 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 119,846,557, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2018, and (ii) 2,937,500, being the number of Class A common shares that the reporting person has the rights to acquire upon conversion of the same number of Class B common shares held by the reporting person.

(3)	To derive this percentage, (x) the numerator is 2,937,500, being the number of Class B common shares held by the reporting person, and (y) the denominator is 70,556,000, being the number of the Company’s total Class B common shares outstanding as of December 31, 2018.

(4)	To derive this percentage, (x) the numerator is 2,937,500, being 2,937,500 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 119,846,557, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2018, and (ii) 70,556,000, being the number of the Company’s total Class B common shares outstanding as of December 31, 2018 that are convertible into the same number of Class A common shares.

(5)	Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

For Yachao Liu

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	8,950,606	(1)	8,812,500		8,950,606	(1)	—
(b) Percent of class:	7.0	%(1)(2)	12.5	%(3)	4.7	%(4)	10.7	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	8,950,606	(1)	8,812,500		8,950,606	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	8,950,606	(1)	8,812,500		8,950,606	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Represents 8,812,500 Class B common shares beneficially owned by the reporting person that are convertible into 8,812,500 Class A common shares at any time at the option of the reporting person and 138,106 Class A common shares in the form of American depositary shares the reporting person beneficially owned as of December 31, 2018. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) beneficially owned by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person, and (ii) calculating the percentages of the Class A common shares owned by such person.

(2)	To derive this percentage, (x) the numerator is 8,950,606, being (i) 8,812,500 Class A common shares that are convertible from the same number of Class B common shares beneficially owned by the reporting person, and (ii) 138,106 Class A common shares in the form of American depositary shares the reporting person held as of December 31, 2018, and (y) the denominator is the sum of (i) 119,846,557, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2018, and (ii) 8,812,500, being the number of Class A common shares that the reporting person has the rights to acquire upon conversion of the same number of Class B common shares beneficially owned by the reporting person.

(3)	To derive this percentage, (x) the numerator is 8,812,500, being the number of Class B common shares beneficially owned by the reporting person, and (y) the denominator is 70,556,000, being the number of the Company’s total Class B common shares outstanding as of December 31, 2018.

(4)	To derive this percentage, (x) the numerator is 8,950,606, being (i) 8,812,500 Class A common shares that are convertible from the same number of Class B common shares beneficially owned by the reporting person, and (ii) 138,106 Class A common shares in the form of American depositary shares the reporting person held as of December 31, 2018, and (y) the denominator is the sum of (i) 119,846,557, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2018, and (ii) 70,556,000, being the number of the Company’s total Class B common shares outstanding as of December 31, 2018 that are convertible into the same number of Class A common shares.

(5)	Percentage of aggregate voting power represents voting power of all common shares beneficially owned by the reporting person with respect to all of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

Perfect Wisdom International Limited	By:	/s/ Yachao Liu
	Name:	Yachao Liu
	Title:	Director

COMPLETE HONOUR GLOBAL LIMITED	By:	/s/ Yachao Liu
	Name:	Yachao Liu
	Title:	Director

Yachao Liu	/s/ Yachao Liu
Yachao Liu

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares, with US$0.001 per share, of TAL Education Group, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 12, 2019.

Perfect Wisdom International Limited	By:	/s/ Yachao Liu
	Name:	Yachao Liu
	Title:	Director

COMPLETE HONOUR GLOBAL LIMITED	By:	/s/ Yachao Liu
	Name:	Yachao Liu
	Title:	Director

Yachao Liu	/s/ Yachao Liu
Yachao Liu